FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES NOTE REDEMPTION EXTENSION

(all amounts expressed in US Dollars)

Didsbury, Alberta – Thursday, March 27, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that it and a majority of the holders of its $40.24 million principal amount of 10% Senior Subordinated Convertible Notes (“Notes”), have signed a Note Amending Agreement to restructure the Notes and provide for their redemption.  Under the terms of agreement, the Company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank in the approximate amount of $32 million.  These funds will be used to repay 70% of the principal amount of the Notes, plus an addition of 1% of the principal amount as an extension fee, plus all interest accrued from January 1, 2008 through the closing date in cash.  The remaining balance of 30% of the principal amount will remain outstanding as amended and restated Notes.  The amended Notes will pay quarterly interest in the amount of 12% per annum and will mature one year from the issue date.  The interest will be payable in common shares of JED if required by the Company’s bank. The Company will have the right to make prepayments at any time without penalty and will be required to make prepayments of half of the net value of proceeds from asset sales after the bank has been repaid the loan value of the assets.  The amended Notes will be convertible at the holders’ option to common shares of JED at an exercise price of $1.25 per share.  The numerous recent 24 hour extensions of the Maturity Date of the Notes were necessary to conclude negotiations with the Note holders.

“This agreement with the Note holders and the bank financing are the first steps in the refinancing of JED,” stated CEO Tom Jacobsen.  “In the past nine months we have significantly increased our asset value and we now have the resources to raise both conventional debt and equity financing, to continue to both meet our financial obligations and grow the Company.  We would like to thank our Note holders, shareholders, vendors and other stakeholders for their support.”

The agreement with the Note holders also fulfills one of the milestones of the plan filed by JED with the American Stock Exchange to satisfy the Company’s deficiency under the Exchange’s continued listing requirements.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The loan facility may not close.  The anticipated success and production of JED’s current drilling, work-over and tie-in opportunities may not be realized. Other factors that may affect future results include uncertainties involved in the dispute with one of our noteholders and other risk and uncertainties as are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, VP Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com